Exhibit 99.1

Execution Copy

18,200,000 Shares

WESTPORT FUEL SYSTEMS INC.

Common Shares

UNDERWRITING AGREEMENT

June 2, 2021

RBC Dominion Securities Inc.

J.P. Morgan Securities Canada Inc.

As Representatives of the several

Underwriters named in Schedule I hereto

c/o RBC Dominion Securities Inc.

21st Floor – 666 Burrard St.

Vancouver, British Columbia

Canada, V6C 2X8

c/o J.P. Morgan Securities Canada Inc.

Suite 4500, TD Bank Tower

66 Wellington Street West

Toronto, Ontario
Canada, M5K 1E7

Ladies and Gentlemen:

Westport Fuel Systems Inc., an Alberta corporation (the “Company”), proposes, subject to the terms and conditions contained herein, to issue and sell to the several underwriters named on Schedule I to this Agreement (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, an aggregate of 18,200,000 common shares (the “Firm Shares”) in the capital of the Company (the “Common Shares”). The respective amounts of the Firm Shares to be purchased by each of the several Underwriters are set forth opposite their names on Schedule I hereto. In addition, the Company proposes to grant to the Underwriters an option to purchase up to an additional 2,730,000 Common Shares (the “Option Shares”) from the Company for the purpose of covering over-allotments in connection with the sale of the Firm Shares. The Firm Shares and the Option Shares are collectively called the “Shares”.

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The Company has prepared and filed with the securities regulatory authorities (the “Canadian Commissions”) in each of the provinces of Canada other than Québec (the “Qualifying Jurisdictions”), as well as in the province of Québec, in accordance with Multilateral Instrument 11-102 Passport System (“MI 11-102”) and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions, a preliminary short form base shelf prospectus dated March 4, 2021 (the “Canadian Preliminary Base Prospectus”) and a final short form base shelf prospectus dated March 16, 2021 (the “Canadian Final Base Prospectus”), in respect of up to $400,000,000 aggregate initial offering price of common shares, preferred shares, subscription receipts, warrants, debt securities or units of the Company (collectively, the “Shelf Securities”). The British Columbia Securities Commission (the “Principal Regulator”) has issued a receipt for each of the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus, which receipts evidence that receipts have been issued by the Ontario Securities Commission and that the Company has satisfied the conditions in MI 11-102 for the deemed issuance of a receipt by the Canadian Commissions for each of the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus in each of the other provinces of Canada. The term “Canadian Base Prospectus” means the Canadian Final Base Prospectus, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as hereinafter defined), at the time the Principal Regulator issued a receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Canadian Shelf Procedures, a preliminary prospectus supplement, dated June 1, 2021 (the “Canadian Preliminary Prospectus Supplement”), relating to the distribution of the Shares, which excluded certain pricing information and other information specific to the offering and sale of the Shares the Company is permitted to exclude from such Canadian Preliminary Prospectus Supplement under the Canadian Shelf Procedures (the “Shelf Information”) (the Canadian Preliminary Prospectus Supplement together with the Canadian Base Prospectus, and unless the context otherwise requires, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein for the purposes of the distribution of the Shares pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-253892), including a base prospectus, relating to the Shelf Securities, including the Shares. The registration statement as amended at the time it became effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the date hereof, each in the form heretofore delivered or to be delivered to the Representatives (hereinafter collectively referred to as the “Registration Statement”), has become effective in such form pursuant to Rule 467(a) under the Securities Act. The preliminary base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement as initially filed with the Commission, is hereinafter called the “U.S. Preliminary Base Prospectus”; the base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement on the date hereof, is hereinafter called the “U.S. Base Prospectus”; the preliminary prospectus supplement relating to the offering of the Shares, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on June 1, 2021 together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”.

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In addition, the Company will prepare and file, as soon as possible and in any event within two business days after the date of execution and delivery of this Agreement (i) with the Canadian Commissions in the Qualifying Jurisdictions a final prospectus supplement (the “Canadian Final Prospectus Supplement”) relating to the distribution of the Shares, which includes the Shelf Information omitted from the Canadian Preliminary Prospectus Supplement (the Canadian Final Prospectus Supplement together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined herein), the “Canadian Final Prospectus”), and (ii) with the Commission, pursuant to General Instruction II.L of Form F-10, a final prospectus supplement relating to the distribution of the Shares (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”).

The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectus”, and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectus”. Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report or business acquisition report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Shares, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material”. Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Principal Regulator or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the rules and regulations of the Commission and (ii) any such document so filed.

As used herein, the terms “Registration Statement,” “Preliminary Prospectus,” “Statutory Prospectus” (as hereinafter defined), “Canadian Preliminary Prospectus,” “U.S. Preliminary Prospectus,” “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein. All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Canadian Commissions pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”). All references in this Agreement to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be. All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in or otherwise deemed by the rules and regulations of the Commission to be a part of or included in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be. Each reference to the Securities Act and the Exchange Act in this Agreement, shall be deemed to include reference to the rules and regulations promulgated under each such Act.

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The Company understands that the Underwriters propose to make a public offering of the Shares, as set forth in and pursuant to the Statutory Prospectus (as hereinafter defined) and the Final Prospectus. The Company hereby confirms that the Underwriters and dealers have been authorized to distribute or cause to be distributed each Preliminary Prospectus, and each Issuer Free Writing Prospectus (as hereinafter defined) and are authorized to distribute the Final Prospectus (as from time to time amended or supplemented if the Company furnishes amendments or supplements thereto to the Underwriters).

1.            Sale, Purchase, Delivery and Payment for the Shares. On the basis of the representations, warranties and agreements contained in, and subject to the terms and conditions of, this Agreement:

(a)          The Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of $5.50 per share (the “Purchase Price”), the number of Firm Shares set forth opposite the name of such Underwriter on Schedule I to this Agreement, subject to adjustment in accordance with Section 7 hereof. The Company is advised by the Representatives that the Underwriters shall offer the Firm Shares to the public at the initial offering price of $5.50 (the “Public Offering Price”). The Company acknowledges that the Underwriters may offer the Firm Shares for sale to the public at a price less than the Public Offering Price after the Underwriters have made reasonable efforts to sell the Firm Shares at the Public Offering Price (which, for greater certainty, will not affect the Purchase Price payable to the Company pursuant to this Section 1(a)).

(b)          The Company hereby grants to the several Underwriters an option to purchase, severally and not jointly (nor jointly and severally), all or any part of the Option Shares at the Purchase Price provided, however, that the amount paid by the Underwriters for any Option Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Option Shares. The number of Option Shares to be purchased by each Underwriter shall be the same percentage (adjusted by the Representatives to eliminate fractions) of the total number of Option Shares to be purchased by the Underwriters as such Underwriter is purchasing of the Firm Shares. Such option may be exercised only to cover over-allotments in the sales of the Firm Shares by the Underwriters and may be exercised at any time and from time to time, in whole or in part, commencing on the Firm Shares Closing Date (as defined below), and ending on the date that is 30 days after the Firm Shares Closing Date, in each case upon written, facsimile or e-mail notice, or verbal or telephonic notice confirmed by written, facsimile or e-mail notice, by the Representatives to the Company, as the case may be, setting forth the number of Option Shares to be purchased and the time and date (if other than the Firm Shares Closing Date) of such purchase.

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(c)           In consideration of the agreement on the part of the Underwriters to purchase the Shares and to offer them to the public pursuant to the Final Prospectus, the Underwriters shall be entitled to receive from the Company at the time of closing on the Firm Shares Closing Date or the Option Shares Closing Date (each such terms as defined herein), as applicable, a fee equal to 5.5% (exclusive of federal goods and services tax, harmonized sales tax and provincial sales tax, if applicable) of the gross proceeds to the Company from the Shares purchased on the Firm Shares Closing Date or the Option Shares Closing Date, as applicable (the “Underwriters’ Fee”). No Underwriters’ Fee shall be paid by the Company in respect of gross proceeds from the offering of Shares (up to a maximum of $2 million) to the current directors, officers or employees of the Company or to Kevin Douglas or any affiliate thereof. RBC Dominion Securities Inc. will be entitled to a syndicate position of no less than 40%, with a 75% allocation of a work fee (the “Work Fee”) and J.P. Morgan Securities Canada Inc. will be entitled to a syndicate position of no less than 35%, with a 25% allocation of the Work Fee. The Work Fee shall be equal to 6.0% of the Underwriters’ Fee and shall be paid out of the Underwriters’ Fee in consideration of the services provided in assisting the Company in structuring the terms of the offering of the Shares prior to the payment by the Company of the remaining portion of the Underwriters’ Fee to the Underwriters. The Representatives will be entitled to appoint a selling group as appropriate to further broaden distribution of the Shares.

(d)          Payment of the purchase price for, and delivery of the Firm Shares, in electronic or certificated form, shall be made immediately at the offices of RBC Dominion Securities Inc., 4th Floor – 200 Bay St., Toronto, Ontario, Canada, M5J 2W7, at 10:00 a.m. (Eastern time), on the fourth business day following the date of this Agreement or at such time on such other date, not later than ten business days after the date of this Agreement, as shall be agreed upon by the Company and the Representatives (such time and date of delivery and payment are called the “Firm Shares Closing Date”). In addition, in the event that any or all of the Option Shares are purchased by the Underwriters, payment of the purchase price, and delivery of the Option Shares, in electronic or certificated form, shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Company, on each date of delivery as specified in the notice from the Representatives to the Company (such time and date of delivery and payment are called the “Option Shares Closing Date”). The Firm Shares Closing Date and any Option Shares Closing Date are called, individually, a “Closing Date” and, together, the “Closing Dates”.

(e)          Payment shall be made to the Company by wire transfer of immediately available funds against delivery of the Shares for the respective accounts of the several Underwriters.

(f)            To the extent any Shares are sold to and purchased by any director or officer of the Company (or any affiliate thereof) that is ordinarily resident outside of Canada and the United States, the Company shall act as settlement agent for and on behalf of the Underwriters in respect of such sales and will, in such capacity, cause such Shares to be registered on the books of the Company’s transfer agent in the name of such director or officer or as otherwise directed by such director or officer on the Firm Shares Closing Date (or the Option Shares Closing Date in the case of the Option Shares), and will otherwise take such steps as are reasonably necessary to deliver such Shares to any such director or officer.

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(g)          Except as provided for in Section 1(f) above, all Shares shall be registered electronically through the non-certificated inventory system of CDS Clearing and Depositary Services Inc. and the Depository Trust Company, as applicable, or if not possible, by means of a certificate or certificates (the “Delivery Mode”) registered in such names and in such denominations as the Representatives shall request at least one full business days before the Firm Shares Closing Date or, in the case of Option Shares, on the day of notice of exercise of the option as described in Section 1(b) and shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter. Except as provided for in Section 1(f) above, the Company will cause the delivery of the Shares through the Delivery Mode, on the Firm Shares Closing Date (or the Option Shares Closing Date in the case of the Option Shares).

2.            Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters and acknowledges that each of the Underwriters is relying upon such representations and warranties in connection its execution and delivery of this Agreement as of the date hereof, as of the Firm Shares Closing Date and as of each Option Shares Closing Date (if any), as follows:

(a)          The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this Agreement will not cause the final receipts for the Canadian Base Prospectus to no longer be effective. At the time of filing of the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the U.S. Securities Act. Any amendment or supplement to the Registration Statement, the Statutory Prospectus or the Final Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the Canadian Base Prospectus, U.S. Base Prospectus, the Canadian Preliminary Prospectus; the Canadian Final Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission or any Canadian Commission. The Canadian Preliminary Prospectus complied and the Canadian Final Prospectus, at the time of filing thereof with the Canadian Commissions, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with all applicable securities laws in the Qualifying Jurisdictions and the rules and regulations made thereunder together with applicable published national, multinational uniform, national and local instruments, policy statements, notices, blanket rulings, orders of the Canadian Commissions and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Commissions (collectively, “Canadian Securities Laws”). The Canadian Final Prospectus, as amended or supplemented, as of its date, did not and, as of the applicable Closing Date, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Final Prospectus and the U.S. Final Prospectus, as amended or supplemented, as of its date, did and, as of the applicable Closing Date, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company as required by Canadian Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Final Prospectus and/or the U.S. Final Prospectus, as applicable, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Underwriters furnished to the Company in writing by or on behalf of the Underwriters expressly for use therein (the “Underwriter Information”). The U.S. Final Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F- 10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Final Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10, the Securities Act and the applicable rules and regulations of the Commission. The Company has delivered to the Underwriters one complete copy of each of the Canadian Final Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Final Base Prospectus and the Registration Statement (without exhibits) and the Statutory Prospectus and the Final Prospectus, as may be amended or supplemented, in such quantities and at such places as the Underwriters have reasonably requested. At the time of filing of the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Common Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the U.S. Securities Act that it is not necessary that the Company be considered an Ineligible Issuer. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

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(b)          As of the Applicable Time (as hereinafter defined), no individual Issuer Free Writing Prospectus when considered together with the Statutory Prospectus included, includes or will include any untrue statement of a material fact or omitted, omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements in or omissions in the Statutory Prospectus made in reliance upon and in conformity with the Underwriter Information.

(c)           Each Issuer Free Writing Prospectus (as hereinafter defined), including any electronic road show (including without limitation any “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act) (each, a “Road Show”) (i) is identified in Schedule III hereto and (ii) complied when issued, and complies, in all material respects with the requirements of the Securities Act and the published rules and regulations thereunder (the “Rules”) and the Exchange Act and the rules and regulations of the Commission thereunder. The Company has made at least one version of the Road Show available without restriction by means of graphic communication to any person, including any potential investor in the Shares (and if there is more than one version of a Road Show used in connection with the offering of the Shares that is a written communication, the version available without restriction was made available no later than the other versions).

As used in this Section and elsewhere in this Agreement:

•	“Applicable Time” means 8:30 a.m. (Eastern time) on the date of this Underwriting Agreement.

•	“Statutory Prospectus” as of any time means the U.S. Preliminary Prospectus relating to the Shares that is included in the Registration Statement immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof, together with the term sheet and other free writing prospectuses, if any, each identified on Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement.

•	“Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405 of the Rules) prepared by or on behalf of the Company or used or referred to by the Company in connection with the offering of the Shares, including, without limitation, each Road Show.

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(d)          The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of any Preliminary Prospectus, the Final Prospectus or any “free writing prospectus”, as defined in Rule 405 under the Rules, has been issued by the Commission and no proceedings for that purpose have been instituted or are threatened under the Securities Act. Any required filing of any Preliminary Prospectus and/or the Final Prospectus and any supplement thereto pursuant to Rule 424(b) of the Rules has been or will be made in the manner and within the time period required by such Rule 424(b). Any material required to be filed by the Company pursuant to Rule 433(d) of the Rules has been or will be made in the manner and within the time period required by such Rule 433(d).

(e)          (i) The documents incorporated or deemed to be incorporated by reference in the Preliminary Prospectus, when they were filed with the Canadian Commissions or the Commission, as applicable, conformed in all material respects with the requirements of Canadian Securities Laws and the Exchange Act, as applicable; and, when made, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Registration Statement, when it became effective and as of the date hereof, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement, when it became effective and as of the date hereof, complied and on the applicable Closing Date will comply, and the Final Prospectus as of its date complied and, as amended or supplemented, if applicable, on the applicable Closing Date will comply in all material respects with Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Canadian Commissions and the Commission, as applicable, thereunder, (iv) the Statutory Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Shares in connection with the offering when the Final Prospectus is not yet available to prospective purchasers and at the applicable Closing Date, the Statutory Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) each Road Show, if any, when considered together with the Statutory Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vi) the Final Prospectus, as of its date did not and, as amended or supplemented, if applicable, as of the applicable Closing Date will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Statutory Prospectus or the Final Prospectus in reliance upon and in conformity with the Underwriter Information.

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(f)            The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and is entitled to use Form F-10 under the Securities Act to register the offering of the Shares under the Securities Act. The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”). The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects, to the requirements of the Securities Act.

(g)          The attributes and characteristics of the Common Shares conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Statutory Prospectus and the Final Prospectus, if any.

(h)          The Company is, and will at the Closing Dates be, a reporting issuer in the Qualifying Jurisdictions not in default of any requirement under applicable Canadian Securities Laws. In particular, without limiting the foregoing, no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(i)            The Company has not withheld, and will not withhold, from the Underwriters any facts relating to the Company or to the offering of Shares that would reasonably be expected to be material to the prospective purchasers of the Shares.

(j)            There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required. There are no documents required to be filed with the Canadian Commissions in the Qualifying Jurisdictions in connection with the Canadian Final Prospectus that have not been filed as required pursuant to Canadian Securities Laws (other than those required to be filed after the date hereof pursuant to the Canadian Shelf Procedures). There are no contracts or other documents required to be described or filed in the Canadian Final Prospectus which have not been described or filed as required pursuant to Canadian Securities Laws.

(k)           The financial statements of the Company (including all notes and schedules thereto) included or incorporated by reference in the Registration Statement, the Statutory Prospectus and the Final Prospectus present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified; and such financial statements and related schedules and notes thereto, and the unaudited financial information filed with the Commission as part of the Registration Statement, have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), consistently applied throughout the periods involved. The summary and selected financial data and other financial information included in the Statutory Prospectus and Final Prospectus present fairly the information shown therein as at the respective dates and for the respective periods specified and have been presented on a basis consistent with the consolidated financial statements set forth in the Final Prospectus. No other financial statements or supporting schedules are required by the Securities Act or Canadian Securities Laws to be included in the Registration Statement or the Final Prospectus.

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(l)            KPMG LLP (the “Auditor”) whose auditor reports are filed with the Commission as a part of the Registration Statement and incorporated by reference in the Statutory Prospectus and the Final Prospectus, is and, during the periods covered by their auditor reports, was (i) an independent public, certified public or chartered accountant as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws, (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board whose registration has not been suspended or revoked and who have not requested such registration to be withdrawn. Except as disclosed in the Statutory Prospectus and the Final Prospectus, there has not been any “reportable event” (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the Auditor or any other prior auditor of the Company or any of its subsidiaries.

(m)         The Company and each of its subsidiaries, including each entity (corporation, partnership, joint venture, association or other business organization) controlled directly or indirectly by the Company (each, a “subsidiary”), is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of their respective jurisdictions of incorporation or organization (except where the failure of a subsidiary to be in good standing would not have a Material Adverse Effect (as defined below)) and, except as would not have a Material Adverse Effect as it relates to the Company’s Brazilian subsidiary, each such entity has all requisite power and authority to carry on its business as is currently being conducted as described in the Statutory Prospectus and the Final Prospectus, and to own, lease and operate its properties. All of the issued shares of capital stock of, or other ownership interests in, each subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable, and, except as described in each of the Statutory Prospectus and the Final Prospectus, are owned, directly or indirectly, by the Company, free and clear of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever. The Company and each of its subsidiaries is duly qualified to do business as a foreign corporation (to the extent applicable) and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the nature of the business conducted by it or location of the assets or properties owned, leased or licensed by it requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, have a material adverse effect on: (i) the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its subsidiaries considered as a whole (which for greater certainty, includes anything that would result in the Statutory Prospectus, the Final Prospectus or any amendment thereto containing a “misrepresentation” within the meaning of Canadian Securities Laws or a material misstatement or omission within the meaning of all applicable United States federal securities law); or (ii) the ability of the Company to perform its obligations under, and consummate the transactions contemplated by, this Agreement (a “Material Adverse Effect”); and to the Company’s knowledge, except as would not have a Material Adverse Effect as it relates to the Company’s Brazilian subsidiary, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

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(n)          The Company and each of its subsidiaries has all requisite corporate power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity (collectively, the “Permits”), to own, lease and license its assets and properties and conduct its business, all of which are valid and in full force and effect, except where the lack of such Permits would not have a Material Adverse Effect. Except as disclosed in the Statutory Prospectus and the Final Prospectus, the Company and each of its subsidiaries has fulfilled and performed in all material respects all of its obligations with respect to such Permits and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the Company thereunder. Except as may be required under the Securities Act and state and foreign Blue Sky laws or Canadian Securities Laws, and except for the approval of listing of the Firm Shares and Option Shares by the Nasdaq Global Select Market and the Toronto Stock Exchange, no other Permits are required for the Company to enter into, deliver, or perform its obligations under, this Agreement, and to issue and sell the Shares.

(o)          To the knowledge of the Company, the Company and each of its subsidiaries owns or possesses legally enforceable rights to use all patents, patent rights, inventions, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, “Intangibles”) necessary for the conduct of its business, except where the lack of such Intangibles would not have a Material Adverse Effect. Except as disclosed in the Statutory Prospectus and the Final Prospectus, neither the Company nor any of its subsidiaries has received any, or is aware of any threatened, notice of infringement of or conflict with rights of others with respect to any Intangibles that have not been either settled or dismissed, except for such notices or conflicts that would not have a Material Adverse Effect. Except as disclosed in the Statutory Prospectus and the Final Prospectus, none of the technology employed by the Company or any of its subsidiaries has been obtained or is being used by the Company or any of its subsidiaries in violation of any material contractual obligation binding on the Company or any of its subsidiaries or, to the Company’s knowledge, any of its or its subsidiaries’ officers, directors or employees or otherwise in violation of the rights of any persons, except for such violations that would not have a Material Adverse Effect.

(p)          Except as disclosed in the Statutory Prospectus and the Final Prospectus, or except as would not have a Material Adverse Effect, to the knowledge of the Company, the Company and each of its subsidiaries has good and marketable title to all property owned by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, except such as do not materially affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company and its subsidiaries. In each case, except as disclosed in the Statutory Prospectus and the Final Prospectus, or except as would not have a Material Adverse Effect, all property held under lease by the Company and its subsidiaries is held by them under valid, existing and enforceable leases, free and clear of all liens, encumbrances, claims, security interests and defects, except such as are not material and do not materially interfere with the use made or proposed to be made of such property by the Company and its subsidiaries.

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(q)          There is no document, contract or other agreement required to be described in the Registration Statement, the Statutory Prospectus or the Final Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required by the Securities Act or Rules or Canadian Securities Laws. Each description of a contract, document or other agreement in the Registration Statement, the Statutory Prospectus or the Final Prospectus accurately reflects in all material respects the terms of the underlying contract, document or other agreement. Each contract, document or other agreement described in the Registration Statement, the Statutory Prospectus or the Final Prospectus or listed in the Exhibits to the Registration Statement or incorporated by reference is in full force and effect and is valid and enforceable by and against the Company or its subsidiary, as the case may be, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, reorganization, winding up, insolvency, moratorium, or other laws of general application affecting creditors’ rights from time to time. Neither the Company nor any of its subsidiaries, if a subsidiary is a party, nor to the Company’s knowledge, any other party is in default in the observance or performance of any term or obligation to be performed by it under any document, contract or other agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event, have a Material Adverse Effect. No default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Company or its subsidiary, if a subsidiary is a party thereto, of any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which Company or its properties or business or a subsidiary or its properties or business may be bound or affected which default or event would have a Material Adverse Effect.

(r)           Neither the Company nor any subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time, or both, would constitute a default under, or result in the creation or imposition of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever, upon, any property or assets of the Company or any subsidiary pursuant to, any bond, debenture, note, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clauses (ii) and (iii) above) for violations or defaults that could not reasonably be expected to have a Material Adverse Effect.

(s)           The statistical and market related data included or incorporated by reference (if any) in the Registration Statement, the Statutory Prospectus or the Final Prospectus are based on or derived from sources that the Company believes to be reliable and accurate.

(t)            Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Company of the Shares at the Closing Dates) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which either the Company or its subsidiaries or any of their properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries or violate any provision of the charter or by-laws of the Company or any of its subsidiaries, except for such consents or waivers which have already been obtained and are in full force and effect.

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(u)          The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series with no part value. All of the issued and outstanding Common Shares have been duly and validly issued and are fully paid and non-assessable. Other than pursuant to outstanding performance share units, restricted share units, share options and warrants, there are no statutory pre-emptive or other similar rights to subscribe for or to purchase or acquire any shares of Common Shares of the Company or any of its subsidiaries or any such rights pursuant to its certificate of incorporation or by-laws or any agreement or instrument to or by which the Company or any of its subsidiaries is a party or bound. The Shares, when issued and sold pursuant to this Agreement, will be duly and validly issued, fully paid and non-assessable and none of them will be issued in violation of any pre-emptive or other similar right. The Common Shares sand the Shares conform in all material respects to all statements in relation thereto contained in the Registration Statement, the Statutory Prospectus and the Final Prospectus. All outstanding shares of capital stock of each of the Company’s subsidiaries have been duly authorized and validly issued, and are fully paid and non-assessable and are owned directly by the Company or by another wholly-owned subsidiary of the Company free and clear of any security interests, liens, encumbrances, equities or claims, other than those described in each of the Statutory Prospectus and the Final Prospectus and except for any such security interests, liens, encumbrances, equities or claims that do not have a Material Adverse Effect.

(v)           Except as described in the Statutory Prospectus and the Final Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries could have a Material Adverse Effect; and, to the knowledge of the Company, except as disclosed in the Statutory Prospectus and the Final Prospectus, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(w)          All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement and the issuance and sale of the Shares by the Company.

(x)           The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Statutory Prospectus and the Final Prospectus prior to the filing thereof, if any, and will have the necessary corporate power and authority to execute and deliver any amendment to the Statutory Prospectus and Final Prospectus prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Statutory Prospectus and the Final Prospectus, if any, and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(y)           Except as disclosed in the Statutory Prospectus and Final Prospectus, neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened, which dispute would have a Material Adverse Effect. Except as disclosed in the Statutory Prospectus and Final Prospectus, the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors which would have a Material Adverse Effect. Except as disclosed in the Statutory Prospectus and Final Prospectus, the Company is not aware of any threatened or pending litigation between the Company or its subsidiaries and any of its executive officers which, if adversely determined, could have a Material Adverse Effect and has no reason to believe that such officers will not remain in the employment of the Company.

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(z)           Except as disclosed in the Statutory Prospectus and Final Prospectus, no transaction has occurred between or among the Company and any of its officers, directors, affiliates or shareholders or any affiliate or affiliates of any such officer, director, affiliate or shareholder that is required to be described in and is not described in the Statutory Prospectus and the Final Prospectus.

(aa)        Except for activities undertaken by the Underwriters in connection with this Agreement, the Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, under Canadian Securities Laws or the Exchange Act, the stabilization or manipulation of the price of the Common Shares or any security of the Company to facilitate the sale or resale of any of the Shares.

(bb)        The Company and each of its material subsidiaries has timely filed all federal, state, provincial, local and foreign tax returns which are required to be filed through the date hereof or has received timely extensions of the time to file such returns, and all federal, state provincial, local and foreign tax filings made by the Company or any of its material subsidiaries are true and correct in all material respects, and the Company and each of its subsidiaries has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due or are alleged to have become due. There are no tax audits or investigations pending, which if adversely determined would or would reasonably be expected to have a Material Adverse Effect; nor, except with respect to the Company’s Brazilian subsidiary, are there any material deficiencies in the payment or proposed additional assessments against the Company or any of its subsidiaries; provided further that for clarity references to “tax” in this Section 2(bb) includes a reference to any related interest and/or penalties.

(cc)        All payments to any Underwriters which are not residents of Canada (or in the case of partnerships, which are not “Canadian partnerships”), within the meaning of the Income Tax Act (Canada), pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

(dd)        The Shares will be listed and posted for trading on the Toronto Stock Exchange and on the Nasdaq Global Select Market upon the Company complying with the usual conditions imposed by the Toronto Stock Exchange and the Nasdaq Global Select Market, as appliable, with respect thereto. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or the quotation, or listing, as applicable, of the Common Shares on the Nasdaq Global Select Market and the Toronto Stock Exchange, nor has the Company received any notification that the Commission or the Nasdaq Global Select Market or the Toronto Stock Exchange is contemplating terminating such registration, quotation or listing.

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(ee)        The books, records and accounts of the Company and its subsidiaries accurately and fairly reflect the transactions in, and dispositions of, the assets of, and the results of operations of, the Company and its subsidiaries in all material respects. The Company and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ff)          The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15 under the Exchange Act and is in compliance in all material respects with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Commissions. There is, and has been, no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, but not limited to, Section 402 related to loans and Sections 302 and 906 related to certifications. Since December 31, 2018, based on the evaluation of its disclosure controls and procedures, the Company is not aware of (i) any material weakness in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls.

(gg)        Except as described in each of the Statutory Prospectus and the Final Prospectus, there are no material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that have or are reasonably likely to have a Material Adverse Effect currently or in the future on the Company’s financial condition, revenues or expenses, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

(hh)        Except as disclosed in the Statutory Prospectus and the Final Prospectus, the Company and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged or propose to engage after giving effect to the transactions described in the Statutory Prospectus and the Final Prospectus; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or the Company’s or its subsidiaries’ respective businesses, assets, employees, officers and directors are in full force and effect; the Company and each of its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and neither the Company nor any subsidiary of the Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that is not materially greater than the current cost.

(ii)           Except as shall have been made or obtained on or before each Applicable Time and associated Closing Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Shares or the consummation of the transactions contemplated herein.

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(jj)           Except as described in Statutory Prospectus and the Final Prospectus, or except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its subsidiaries is in compliance with all foreign, federal, provincial, territorial, state and local rules, laws and regulation relating to the use, treatment, storage and disposal of toxic substances and protection of health or the environment (“Environmental Laws”) which are applicable to its business as described in each of Statutory Prospectus and the Final Prospectus; (ii) neither the Company nor any of its subsidiaries has received any notice from any governmental authority or third party of an asserted claim under Environmental Laws; (iii) each of the Company and each of its subsidiaries has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and is in compliance with all terms and conditions of any such permit, license or approval; and (iv) to the Company’s knowledge, no facts currently exist that will require the Company or any of its subsidiaries to make future material capital expenditures to comply with Environmental Laws. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which the Company identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not have a Material Adverse Effect.

(kk)        The Company is not and, after giving effect to the offering and sale of the Shares and the application of proceeds thereof as described in the Statutory Prospectus and the Final Prospectus, will not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(ll)           Except with respect to the investigation by the Commission which has been disclosed in the Company’s continuous disclosure filings on SEDAR and EDGAR and which was settled in the third quarter of 2019, none of the Company, any of its subsidiaries, or any other person associated with or acting on behalf of the Company including, without limitation, any director, officer, affiliate or, to the knowledge of the Company, any agent or employee of the Company or its subsidiaries, has, directly or indirectly, while acting on behalf of the Company or its subsidiaries: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (iv) violated any other applicable bribery or anti-corruption laws (together with the FCPA, the “Anti-Bribery and Corruption Laws”); or (v) made any other unlawful payment. The Company has instituted and will maintain and enforce policies and procedures designed to ensure compliance with the Anti-Bribery and Corruption Laws.

(mm)     The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending, or to the best knowledge of the Company, threatened. The Company has instituted and will maintain and enforce policies and procedures designed to ensure compliance with the Money Laundering Laws.

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(nn)        Neither the Company nor any of its subsidiaries, directors, officers, or employees, nor, to the knowledge of the Company, any agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that would reasonably be expected to result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country in any manner that, at the time of such dealing or transaction, would reasonably have been expected to result in a violation by any person.

(oo)        To the knowledge of the Company, (i)(x) except as disclosed in the Registration Statement, the Statutory Prospectus and the Final Prospectus, there has been no material security breach or other compromise of or relating to any of the Company’s or its subsidiaries information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and its subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

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(pp)        The Company has adopted policies reasonably designed to ensure that its employees, officers and directors comply with applicable laws, rules and regulations in the conduct of the Company’s business. The Company has implemented procedures designed to give effect to such policies. The Company has conducted periodic briefings and training sessions for its employees reasonably designed to inform its employees of the substance of such policies and of the requirements of such procedures. The Company maintains an internal audit function, which reviews periodically the Company’s compliance policies and procedures.

(qq)        No Canadian Commission or similar regulatory authority or the Toronto Stock Exchange or the Nasdaq Global Select Market or the Commission has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not in material default of any applicable requirement of Canadian Securities Laws or of the Exchange Act, the Securities Act or the rules and regulations of the Commission.

(rr)          Computershare Trust Company of Canada, at its principal office located in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States.

(ss)        Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, the Statutory Prospectus or the Final Prospectus.

If at any time following issuance of an Issuer Free Writing Prospectus and prior to the expiration of the Underwriters’ option to purchase the Option Shares or the Option Shares Closing Date, whichever is earlier, there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Statutory Prospectus or the Final Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company has promptly notified or will promptly notify the Representatives and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(tt)          The Company has complied with all applicable securities laws in each of the Qualifying Jurisdictions, including the Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares to the public as contemplated hereby in each of the Qualifying Jurisdictions.

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(uu)        The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws, the Securities Act and the Exchange Act and has filed all documents required to be filed by it with the Canadian Commissions and the Commission under Canadian Securities Laws, the Securities Act and the Exchange Act, as applicable, and no document has been filed on a confidential basis with the Canadian Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws, the Securities Act and the Exchange Act contained, as at the date of filing thereof, a misrepresentation.

(vv)        Subsequent to the respective dates as of which information is given in the Registration Statement, the Statutory Prospectus and the Final Prospectus, (i) there has not been any event which would reasonably be expected to have a Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its assets, businesses or properties (whether owned or leased) from fire, explosion, earthquake, flood or other calamity, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree which would have a Material Adverse Effect; and (iii) since the date of the latest balance sheet included in the Registration Statement and the Final Prospectus, neither the Company nor its subsidiaries has (A) issued any securities or incurred any liability or obligation, direct or contingent, for borrowed money, except such liabilities or obligations incurred in the ordinary course of business, (B) except as described in each of the Statutory Prospectus and the Final Prospectus, entered into any transaction not in the ordinary course of business or (C) except for regular dividends on the Common Shares in amounts per share that are consistent with past practice, declared or paid any dividend or made any distribution on any shares of its stock or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or otherwise acquire any shares of its capital stock.

(ww)      Neither the Company nor any of its subsidiaries has any securities that are rated by a “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(xx)        None of the Company, its directors or its officers has distributed nor will distribute prior to the later of (i) the Firm Shares Closing Date, or the Option Shares Closing Date, and (ii) completion of the distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than any Preliminary Prospectus, the Final Prospectus, the Registration Statement, the Marketing Materials (as defined below) and other materials, if any, permitted by the Securities Act and covered by the certificate described in Section 3(d) below.

(yy)        With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Statutory Prospectus and Final Prospectus: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information (“FOFI”) and each financial outlook, if any (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) has been prepared, to the extent such FOFI and financial outlook is comprised of measure(s) recognized under U.S. GAAP, in accordance with U.S. GAAP using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the FOFI or the financial outlook; (iv) all FOFI presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (v) all FOFI and each financial outlook (as defined in NI 51-102), if any, is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and (vi) all FOFI and each financial outlook (as defined in NI 51-102), if any, is limited to a period for which the information in the FOFI or financial outlook can be reasonably estimated.

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(zz)        The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(aaa)     No holder of any security of the Company has any right, which has not been waived, to have any security owned by such holder included in the Registration Statement or to demand registration of any security owned by such holder for a period of 90 days after the date of this Agreement.

(bbb)     There are no affiliations with any member of Financial Industry Regulatory Authority (“FINRA”) among the Company’s officers, directors or, to the best knowledge of the Company, any five percent or greater stockholder of the Company, except as set forth in the Registration Statement or otherwise disclosed in writing to the Representatives.

(ccc)      The Company (i) has been reporting with the Canadian Commissions for 36 months immediately prior to filing the U.S. Preliminary Prospectus, (ii) was in compliance with all applicable requirements of such Canadian Commissions at the time of the filing of the U.S. Preliminary Prospectus, (iii) is a “foreign private issuer” (as defined in Rule 405 under the Securities Act), and (iv) had a total market value in excess of Cdn. $360 million and a public float in excess of $75 million as of a date within 60 days prior to filing the U.S. Preliminary Prospectus.

(ddd)     Except for the Underwriters, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(eee)     The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Shares.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 3 hereof, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

3.            Conditions of the Underwriters’ Obligations. The obligations of the Underwriters under this Agreement are several and not joint (nor joint and several). The respective obligations of the Underwriters to purchase the Shares are subject to each of the following terms and conditions:

(a)          (i) The Registration Statement shall have been declared effective; (ii) the U.S. Preliminary Prospectus and U.S. Final Prospectus shall have been timely filed with the Commission in accordance with Section 4(a) of this Agreement and any material required to be filed by the Company pursuant to Rule 433(d) of the Rules shall have been timely filed with the Commission in accordance with such rule; and (iii) the Canadian Preliminary Prospectus and the Canadian Final Prospectus shall have been filed with the Principal Regulator and each of the other Canadian Commissions in each of the other Qualifying Jurisdictions under the Canadian Shelf Procedures in accordance with Section 4(a) of this Agreement.

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(b)          No order, ruling or determination preventing, suspending or objecting to the use of any Preliminary Prospectus, Final Prospectus or any “free writing prospectus” (as defined in Rule 405 of the Rules) or to the effectiveness of the Registration Statement shall have been or shall be in effect, be pending, or to the knowledge of the Company, be threatened. No order, ruling or determination or having the effect of ceasing, suspending or otherwise materially restricting the distribution of the Shares or trading in the Common Shares or any other securities of the Company shall have been issued by the Commission, any Canadian Commission, the Nasdaq Global Select Market or the Toronto Stock Exchange and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be threatened by any of the foregoing. Any requests for additional information from the Company on the part of the Commission, any Canadian Commission, the Nasdaq Global Select Market or the Toronto Stock Exchange shall have been complied with to the satisfaction of the foregoing and the Representatives.

(c)           The representations and warranties of the Company contained in this Agreement and in the certificates delivered pursuant to Section 3(d) shall be true and correct when made and on and as of each Closing Date as if made on such date. The Company shall have performed all covenants and agreements and satisfied all the conditions contained in this Agreement required to be performed or satisfied by it at or before such Closing Date.

(d)          The Representatives shall have received on each Closing Date a certificate, addressed to the Representatives and dated such Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company (or other authorized signatory of the Company acceptable to the Representatives) to the effect that: (i) the representations, warranties and agreements of the Company contained in this Agreement were true and correct when made and are true and correct as of such Closing Date; (ii) the Company has performed all covenants and agreements and satisfied all conditions contained herein on its part to be performed or satisfied at or before the Closing Date; (iii) he or she has carefully examined the Registration Statement, the Final Prospectus, the Statutory Prospectus and any individual Issuer Free Writing Prospectus, and, in his or her opinion (A) (w) as of its effective date the Registration Statement did not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading,(x) as of its effective date the Final Prospectus did not include, any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (y) as of the Applicable Time the Statutory Prospectus, did not include, any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (z) as of the Applicable Time any individual Issuer Free Writing Prospectus, when considered together with the Statutory Prospectus, did not include, any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) since the effective date no event has occurred which should have been set forth in a supplement or otherwise required an amendment to the Registration Statement, the Statutory Prospectus or the Final Prospectus; (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and, to their knowledge, no proceedings for that purpose have been instituted or are pending under the Securities Act and (v) there has not occurred any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its subsidiaries considered as a whole.

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(e)          The Representatives shall have received on each Closing Date, a certificate addressed to the Representatives and dated such Closing Date, of the Chief Executive Officer, Chief Financial Officer or another officer of the Company reasonably acceptable to the Underwriters in form and substance acceptable to the Underwriters, acting reasonably, with respect to:

(i)            the constating documents of the Company;

(ii)           the resolutions of the directors of the Company relevant to the offering, the allotment, the sale of the Shares and the issue (or reservation for issue) of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated herein and therein;

(iii)          the minute books and records of the Company and each of the material subsidiaries made available to the Underwriters containing copies of all material proceedings (or certified copies thereof) of the shareholders, boards of directors and all committees of the boards of directors of the Company and the material subsidiaries to the Closing Date and there being no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company or any of the material subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters; and

(iv)          the incumbency and signatures of signing officers of the Company.

(f)            The Representatives shall have received: (i) simultaneously with the execution of this Agreement a signed letter from the Auditor addressed to the Representatives and dated the date of this Agreement, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Statutory Prospectus and the Final Prospectus, and (ii) on each Closing Date, a signed letter from the Auditor addressed to the Representatives and dated the date of such Closing Date, in form and substance reasonably satisfactory to the Representatives containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Statutory Prospectus and the Final Prospectus.

(g)          The Representatives shall have received on each Closing Date opinions and a negative assurance letter from Latham & Watkins, LLP, U.S. counsel for the Company, dated the Closing Date, in the forms attached as Exhibit B.

(h)          The Representatives shall have received on each Closing Date a favourable opinion from Bennett Jones LLP, Canadian counsel for the Company, as to the laws of Ontario, Alberta and British Columbia and the laws of Canada applicable therein, and by other local counsel as required, as to the matters described in Exhibit C, subject to customary assumptions, qualifications and limitations:

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(i)            The Representatives shall have received on each Closing Date an opinion and a negative assurance letter from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters and an opinion from Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably.

(j)            All proceedings taken in connection with the sale of the Firm Shares and the Option Shares as herein contemplated shall be satisfactory in form and substance to the Representatives, and its counsel, acting reasonably.

(k)           The Representatives shall have received copies of the Lock-up Agreements executed by each director and officer of the Company and by Kevin Douglas and affiliates thereof (collectively, the “Insiders”).

(l)            The Shares shall have been (i) approved for quotation on the Nasdaq Global Select Market, subject only to official notice of issuance and (ii) approved for listing and posting on the Toronto Stock Exchange as of the opening of trading on the Closing Date, subject only to the satisfaction by the Company of certain standard listing conditions.

(m)         The Representatives shall be reasonably satisfied that since the respective dates as of which information is given in the Registration Statement, the Statutory Prospectus, and the Final Prospectus, (i) there shall not have been any material change in the capital stock of the Company or any material change in the indebtedness (other than in the ordinary course of business) of the Company, (ii) except as set forth or contemplated by the Registration Statement, the Statutory Prospectus or the Final Prospectus, no material oral or written agreement or other transaction shall have been entered into by the Company that is not in the ordinary course of business or that could reasonably be expected to result in a material reduction in the future earnings of the Company, (iii) no loss or damage (whether or not insured) to the property of the Company shall have been sustained that had or could reasonably be expected to have a Material Adverse Effect, (iv) no legal or governmental action, suit or proceeding affecting the Company or any of its properties that is material to the Company or that affects or could reasonably be expected to affect the transactions contemplated by this Agreement shall have been instituted or threatened, and (v) there shall not have been any material change in the assets, properties, condition (financial or otherwise), or in the results of operations, business affairs or business prospects of the Company or its subsidiaries considered as a whole that makes it impractical or inadvisable in the judgment of the Representatives to proceed with the purchase or offering of the Shares as contemplated hereby.

(n)          The Company shall have furnished or caused to be furnished to the Representatives such further information, opinions, certificates or documents as the Representatives shall have reasonably requested.

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4.            Covenants and other Agreements of the Company and the Underwriters.

(a)          The Company covenants and agrees with each Underwriter as follows:

(i)            The Company shall prepare the U.S. Final Prospectus in a form approved by the Representatives and file such Final Prospectus pursuant to General Instruction II.L of Form F-10 under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 433(d) or 163(b)(2), as the case may be.

(ii)           The Company shall (i) prepare the Canadian Final Prospectus in a form approved by the Representatives and file the Canadian Final Prospectus with the Principal Regulator and each of the other Canadian Commissions in the Qualifying Jurisdictions in accordance with the Canadian Shelf Procedures not later than the Principal Regulator’s close of business on the business day following the execution and delivery of this Agreement; and (ii) before amending or supplementing the Canadian Preliminary Prospectus or the Canadian Final Prospectus, furnish to the Representatives each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives reasonably object.

(iii)          The Company shall promptly advise the Representatives in writing (A) when any post-effective amendment to the Registration Statement shall have become effective or any supplement to the Final Prospectus shall have been filed, (B) of any request by the Commission or the Principal Regulator for any amendment of the Registration Statement or either of the Preliminary Prospectus or Final Prospectus or for any additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or any “free writing prospectus”, as defined in Rule 405 of the Rules, or the institution or threatening of any proceeding for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (E) the receipt by the Company of any communication, whether written or oral, from the Principal Regulator or the Commission, a stock exchange or a securities regulatory authority applicable to the Company or any material subsidiary. The Company shall not file any amendment of the Registration Statement or any amendment or supplement to the Preliminary Prospectus, the Final Prospectus or any document incorporated by reference in the Registration Statement or any Issuer Free Writing Prospectus unless the Company has furnished to the Representatives and counsel to the Underwriters a copy for its review and approval prior to filing and shall not file any such proposed amendment or supplement to which the Representatives reasonably objects. The Company shall use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(iv)          If, at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) of the Rules) is required to be delivered under the Securities Act and any event occurs as a result of which the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Final Prospectus to comply with the Securities Act or the Rules, the Company promptly shall prepare and file with the Commission, subject to the second sentence of paragraph (ii) of this Section 4(a), an amendment or supplement which shall correct such statement or omission or an amendment which shall effect such compliance.

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(v)           If at any time following issuance of an Issuer Free Writing Prospectus there occurs an event or development as a result of which such Issuer Free Writing Prospectus would conflict with the information contained in the Registration Statement or would include an untrue statement of a material fact or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(vi)          To comply with Canadian Securities Laws and the Securities Act and the rules and regulations of the Commission thereunder, and prepare and file or deliver promptly at the request of the Representatives, any amendment or supplement to the Final Prospectus, which, in the Representatives’ opinion may be necessary, to continue to qualify the Shares for distribution in each of the Qualifying Jurisdictions and the United States.

(vii)        The Company shall make generally available to its security holders and to the Representatives as soon as practicable, but not later than 45 days after the end of the 12-month period beginning at the end of the fiscal quarter of the Company during which the Effective Date occurs (or 90 days if such 12-month period coincides with the Company’s fiscal year), an earning statement (which need not be audited) of the Company, covering such 12-month period, which shall satisfy the provisions of Section 11(a) of the Securities Act or Rule 158 of the Rules.

(viii)       The Company shall furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including all exhibits thereto, documents incorporated by reference and amendments thereof, if requested) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto but including documents incorporated by reference) and all amendments thereof and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act or the Rules, as many copies of any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Final Prospectus and any amendments thereof and supplements thereto as the Representatives may reasonably request. If applicable, the copies of the Registration Statement, preliminary prospectus, any Issuer Free Writing Prospectus and Final Prospectus and each amendment and supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(ix)          The Company shall furnish to the Underwriters in Toronto or as directed by the Representatives, without charge, prior to 10:00 a.m. (Eastern time) on the business day next succeeding the date of this Agreement and during the period commencing on the execution of this Agreement and ending on the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulation of the Commission thereunder, as many copies of the Preliminary Prospectus and Final Prospectus and any supplements and amendments thereto or to the Registration Statement as the Underwriters may reasonably request. Each delivery of a Preliminary Prospectus and/or Final Prospectus to an Underwriter will constitute the additional representation and warranty of the Company to the Underwriters that, as at the dates of such prospectuses and as at the times of such delivery, the prospectus being delivered (i) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) does not contain any misrepresentation (within the meaning of applicable Canadian Securities Laws), and (iii) constitutes full, true and plain disclosure of all material facts and otherwise complies in all material respects with all applicable Canadian Securities Laws.

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(x)           The Company shall cooperate with the Representatives and their counsel in endeavoring to qualify the Shares for offer and sale in connection with the offering under the Blue Sky laws of such jurisdictions and under applicable Canadian Securities Laws in the Qualifying Jurisdictions as the Representatives may designate and shall maintain such qualifications in effect so long as required for the distribution of the Shares; provided, however, that, except with respect to Canada and the United States, the Company shall not be required in connection therewith, as a condition thereof, to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction, file a prospectus, registration statement or similar disclosure documents with any regulatory authority, subject itself to ongoing reporting requirements in any jurisdiction or subject itself to taxation as doing business in any jurisdiction.

(xi)          The Company shall not, directly or indirectly, without the prior written consent of the Representatives: (1) issue, offer, sell, grant any option, right or warrant to purchase, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Commission a registration statement under the Securities Act or any Canadian Commission a prospectus or prospectus supplement relating to (or announce any intention to do so), any equity securities of the Company (or any securities convertible into, or exchangeable or exercisable for, equity securities of the Company); (2) enter into any swap, hedge or other similar arrangement or agreement that transfers, in whole or in part, any of the economic consequences or risks of ownership of any equity securities of the Company or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of equity securities of the Company or such other securities, in cash or otherwise; (3) make any demand for or exercise any right or cause to be filed (i) a registration statement, including any amendments thereto, with the Commission or any Canadian Commission with respect to the registration or qualification of any equity securities of the Company or securities convertible into, exercisable for or exchangeable for equity securities of the Company or any other securities of the Company; or (4) publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and ending 90 days after the date of this Agreement, except (a) issuing of the Shares including pursuant to the option to acquire Option Shares hereunder, (b) granting of any equity based compensation awards (including restricted share units and performance share units) to directors, officers, consultants or employees of the Company pursuant to the Company’s board approved omnibus incentive plan as described in the Final Prospectus, (c) issuing Common Shares on exercise of outstanding equity based compensation awards granted under such plan and upon exercise of outstanding rights, agreements, warrants and other convertible securities existing on the date hereof and as described in the Final Prospectus, and (d) issuing securities of up to 10% of the issued and outstanding Common Shares, or securities convertible into, exercisable for, or which are otherwise exchangeable for Common Shares immediately following the Closing Date, in connection with any acquisition or other similar strategic transactions, provided that any recipient of such securities shall agree to enter into a lock-up agreement with the Underwriters on substantially the same lock-up restrictions as set forth on Exhibit A attached hereto and that there shall be no further transfer of such securities except in accordance with such lock-up agreement and the Company shall enforce such rights and impose stop-transfer restrictions on any such sale or other transfer or disposition of such shares until the end of the applicable period.

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(xii)        To use its best efforts to have the Shares accepted for listing on the Nasdaq Global Select Market and the Toronto Stock Exchange, through the period of distribution of the Shares, maintain the listing of the Shares on the Nasdaq Global Select Market and the Toronto Stock Exchange and to make all filings required under applicable securities laws and by the Nasdaq Global Select Market and the Toronto Stock Exchange (including any required registration under the Exchange Act).

(xiii)       Prior to the Closing Date, the Company will issue no press release or other communications directly or indirectly and hold no press conference with respect to the Company, the condition, financial or otherwise, or the earnings, business affairs or business prospects of any of them, or the offering of the Shares without the prior written consent of the Representatives, not to be unreasonably withheld, unless in the judgment of the Company and its counsel, and after notification to the Representatives, such press release or communication is required by law.

(xiv)       The Company will apply the net proceeds from the offering of the Shares in the manner set forth under “Use of Proceeds” in the Final Prospectus and for no other purpose.

(xv)        During the Distribution of the Shares: (i) the Company will provide its full cooperation, and cause its management to provide their full cooperation, in marketing the offering as the Underwriters may reasonably request, and (ii) the Company shall prepare, in consultation with the Representatives and their counsel, and approve in writing (which such written approval shall constitute the Underwriters’ authority to use such Marketing Materials, including any limited-use versions thereof, in connection with the offering), the template version of any Marketing Materials proposed to be provided by the Underwriters to any potential investor of Shares, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and their counsel, acting reasonably. The template version of any such Marketing Materials shall be approved in writing by the Representatives, on behalf of the Underwriters, prior to the time such Marketing Materials are provided to potential investors as contemplated by Canadian Securities Laws. The Company shall file template versions of any such Marketing Materials on SEDAR as soon as reasonably practicable after such template versions of such Marketing Materials are so approved in writing by the Company and the Representatives, on behalf of the Underwriters, and, in any event, on or before the day the Marketing Materials are first provided to any potential investor of Shares, unless an exemption is available from such filing requirements and the conditions to availability of such exemption is satisfied, and any comparables (and all disclosure relating to such comparables) shall be removed from the template version in compliance with and to the full extent permitted by the Canadian Shelf Procedures, prior to filing such on SEDAR (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such Marketing Materials to the Canadian Commissions in compliance by the Canadian Shelf Procedures) and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing. The Company shall file any such Marketing Materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such Marketing Materials are first provided to any potential investor of Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption is satisfied. For purposes of this section, “Distribution” means “distribution” or “distribution to the public”, as the case may be, as those terms are defined under Canadian Securities Laws in any of the Qualifying Jurisdictions and “Marketing Materials”, “template version” and “comparables” has the meaning ascribed thereto in National Instrument 41-101 General Prospectus Requirements.

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(xvi)       Not to provide any potential investor in Canada with any other Marketing Materials (other than in connection with any broadly available road show) unless a template version of such Marketing Materials has been approved in writing by the Company and the Representatives and filed by the Company with the Canadian Commissions on or before the day such Marketing Materials are first provided to any potential investor of Shares in Canada, unless an exemption is available from such filing requirements and the conditions to availability of such exemption is satisfied.

(xvii)      Not to provide any potential investor in Canada with any other materials or information in relation to the Distribution of the Shares in Canada or the Company, other than: (i) such Marketing Materials that have been approved and delivered or filed in accordance with Sections 4(a)(xv) or 4(a)(xvi); (ii) the Preliminary Prospectus or the Final Prospectus; and (iii) any standard term sheets approved in writing by the Company and the Representatives and filed with the Canadian Commissions.

(xviii)     Any Marketing Materials approved and filed in accordance with Sections 4(a)(xv) or 4(a)(xvi), and any standard term sheets approved in writing by the Company and the Representatives, shall only be provided to potential investors in the Qualifying Jurisdictions.

(xix)       Not to, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Underwriters.

(xx)        To use reasonable commercial efforts to cause each of the Insiders to enter into an enforceable written lock-up agreement, prior to the Closing Date, substantially in the form attached to this Agreement as Exhibit A hereto (the “Lock-up Agreement”). The Company shall use reasonable commercial efforts to ensure that no more than 200,000 Common Shares are sold by the Insiders and their respective affiliates, directly or indirectly, in aggregate, during the Lock-up Period, in reliance on the exception in clause (2) of the third paragraph of the Lock-up Agreement.

(xxi)       To use reasonable commercial efforts to cause each Insider to enter into a waiver agreement in a form and substance satisfactory to the Representatives, acting reasonably.

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(b)          The Company agrees to pay, or reimburse if paid by the Representatives, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses incident to the public offering of the Shares and the performance of the obligations of the Company under this Agreement including those relating to: (i) the preparation, printing, reproduction filing and distribution of the Registration Statement including all exhibits thereto, each Preliminary Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus, all amendments and supplements thereto and any document incorporated by reference therein, and the printing, filing and distribution of this Agreement; (ii) the preparation and delivery of certificates for the Shares to the Underwriters, if applicable; (iii) the registration or qualification of the Shares for offer and sale under the securities or Blue Sky laws of the various jurisdictions referred to in Section 4(a)(ix); (iv) the furnishing (including costs of shipping and mailing) to the Representatives and to the Underwriters of copies of each Preliminary Prospectus, the Final Prospectus and all amendments or supplements to the Final Prospectus, any Issuer Free Writing Prospectus, and of the several documents required by this Section to be so furnished, as may be reasonably requested for use in connection with the offering and sale of the Shares by the Underwriters or by dealers to whom Shares may be sold; (v) inclusion of the Shares for quotation or listing, as applicable, on the Nasdaq Global Select Market and the Toronto Stock Exchange; (vi) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including all transfer taxes, if any, with respect to the sale and delivery of the Shares by the Company to the Underwriters; (vii) all of the fees, disbursements and expenses of the Company’s counsel and the Company’s auditors in connection with the offering of Shares and charges of any transfer agent, registrar, custodian or depositary; (viii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section, including Canadian federal goods and services tax, harmonized sales tax and provincial sales tax, if any, in respect of any of the foregoing; and (ix) all of the Representatives’ reasonable and documented out-of-pocket costs and expenses incurred in connection with the obligations of the Representatives under this Agreement (including, without limitation, the fees and expenses of the Underwriters’ counsel). Subject to the provisions of Section 5, the Underwriters agree to pay, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses incident to the performance of the obligations of the Underwriters under this Agreement not payable by the Company pursuant to the preceding sentence, including, without limitation, the reasonable fees and disbursements of counsel for the Underwriters.

(c)           The Company acknowledges and agrees that in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the offering of the Shares, either before or after the date hereof: (i) each of the Underwriters has acted and is acting solely in the capacity of a principal in an arm’s length transaction between the Company, on the one hand, and the Underwriters, on the other hand, with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor, agent or fiduciary to the Company or any of its subsidiaries, their respective management, shareholders or creditors or any other person; (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement; and (iii) the Underwriters may have interests that differ from those of the Company. Additionally, the Company acknowledges and agrees that the Underwriters have not and will not advise the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company has consulted with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or any other person with respect thereto, whether arising prior to or after the date hereof. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions have been and will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company or any of its subsidiaries, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary duty to the company or any other person in connection with any such transaction or the process leading thereto.

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(d)          The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission. The Company has complied and will comply with the requirements of Rule 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission, where required, legending and record keeping.

5.            Indemnification and Contribution.

(a)          The Company agrees to indemnify and hold harmless each Underwriter, and each of their respective subsidiaries and each of their respective directors, officers, employees, partners, agents, and each other person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), reasonable expenses, claims (including, without limitation, securityholder or derivative actions, arbitration proceedings or otherwise), actions, damages and liabilities, joint or several (including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations, inquiries or claims and the reasonable fees and expenses of their counsel that may be suffered by or imposed upon or asserted against the Underwriter as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation, inquiry or claim that may be made or threatened by any person or in enforcing this indemnity), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal, state or provincial law or regulation, at common law, under Canadian Securities Laws or otherwise, insofar as such losses, expenses, claims, actions, damages or liabilities, do not arise out of the gross negligence or wilful misconduct of the Underwriters as determined by a court of competent jurisdiction in a final judgment in the case of clauses (ii), (iii) and (iv) below (provided that for greater certainty, the foregoing shall not disentitle the Underwriters from claiming indemnification hereunder to the extent that the gross negligence or wilful misconduct, if any, relates to the Underwriters’ failure to conduct adequate “due diligence”), and arise out of or are based upon, directly or indirectly:

(i)            any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in any Preliminary Prospectus, the Registration Statement, the Statutory Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus or any “issuer-information” filed or required to be filed pursuant to Rule 433(d) of the Rules, any amendment thereof or supplement thereto, any Marketing Material or in any Blue Sky application or other information or other documents executed by the Company filed in any state or other jurisdiction to qualify any or all of the Shares under the securities laws thereof (any such application, document or information being hereinafter referred to as a “Blue Sky Application”) or which arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that such indemnity shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) on account of any losses, claims, damages or liabilities arising from the sale of the Shares to any person by such Underwriter if such untrue statement or omission or alleged untrue statement or omission was made in such Preliminary Prospectus, the Registration Statement, the Final Prospectus, the Statutory Prospectus, any Issuer Free Writing Prospectus or such amendment or supplement thereto, any Marketing Material or in any Blue Sky Application in reliance upon and in conformity with the Underwriter Information;

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(ii)           the non-compliance or alleged non-compliance of the Company with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or stock exchange requirements in connection with this offering of the Shares;

(iii)          any breach by the Company of any representation or warranty contained in this Agreement; or

(iv)          any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any competent authority which prevents or restricts the trading in or sale of the Company’s securities or the distribution of the Shares in any jurisdiction, and this indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)          Each Underwriter, severally and not jointly (nor jointly and severally), agrees to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each director of the Company, and each officer of the Company who signs the Registration Statement, against any losses, claims, damages or liabilities to which such party may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Final Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, the Registration Statement, the Statutory Prospectus or the Final Prospectus or any such amendment or supplement in reliance upon and in conformity with the Underwriter Information; provided, however, that the obligation of each Underwriter to indemnify the Company (including any controlling person, director or officer thereof) shall be limited to the amount of the underwriting discount and commissions applicable to the Shares to be purchased by such Underwriter hereunder.

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(c)           Any party that proposes to assert the right to be indemnified under this Section will, promptly after receipt of notice of commencement of any action, suit or proceeding (including any governmental investigation) against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section, notify each such indemnifying party in writing of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. No indemnification provided for in Sections 5(a) and 5(b) shall be available to any party who shall fail to give notice as provided in this Section 5(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice but the omission so to notify such indemnifying party of any such action, suit or proceeding shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise than under this Section 5. In case any such action, suit or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, undertake, conduct and control, through counsel of its own choosing and at its own expense, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and the approval by the indemnified party of such counsel, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses, except as provided below and except for the reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ its counsel in any such action, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of counsel by such indemnified party has been authorized in writing by the indemnifying party, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iii) the indemnifying party does not assume the defense of such action on behalf of the indemnified party within a reasonable time after notice of the commencement thereof, or, having assumed such defence, fails to pursue it diligently. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section. In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Representatives. In the case of any such separate firm for the Company, officers of the Company and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the indemnifying party of the aforesaid request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

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(d)          In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Sections 5(a) or 5(b) is due in accordance with its terms but for any reason is unavailable to or insufficient to hold harmless an indemnified party in respect to any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the aggregate losses, liabilities, claims, damages and expenses (including any investigation, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting any contribution received by any person entitled hereunder to contribution from any person who may be liable for contribution) paid or payable by such indemnified party as a result of such losses, liabilities, claims, damages or expenses: (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Shares pursuant to this Agreement, or (ii) if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 5(d)(i) above but also the relative fault of the Company on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of each Final Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 5 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(e)          The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses paid or payable by an indemnified party and referred to in Section 5(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing or defending against any such action, litigation, investigation, proceeding or claim. Notwithstanding the provisions of this Section 5, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity or otherwise. For purposes of this Section 5, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as the Company. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 5, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties from whom contribution may be sought shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have hereunder or otherwise than under this Section 5. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its written consent. The Underwriter’s obligations to contribute pursuant to this Section 5 are several in proportion to their respective underwriting commitments and not joint.

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(f)            The indemnity and contribution provisions contained in this Section 5 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

(g)          The indemnifying party hereby acknowledges and agrees that, with respect to this Section 5, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 5 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

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6.            Termination.

(a)          Each Underwriter shall be entitled, at such Underwriter’s sole option, to terminate and cancel, without any liability on such Underwriters’ part, its obligations under this Agreement to purchase the Firm Shares and the Option Shares, if any, by giving written notice to that effect to the Company at any time at or before the Firm Shares Closing Date or the Option Shares Closing Date, as applicable, in the absolute discretion of such Underwriter, if after the execution and delivery of this Agreement and prior to the Firm Shares Closing Date or the Option Shares Closing Date, as applicable: (i) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of the Representatives, will in the future materially disrupt, the securities markets or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States or Canada is such as to make it, in the judgment of the Underwriter, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (ii) there has occurred any outbreak or material escalation of hostilities or acts of terrorism or other calamity or crisis the effect of which on the financial markets of the United States or Canada is such as to make it, in the judgment of the Underwriter, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (iii) there shall have occurred any catastrophe, accident, natural disaster, public protest, war, outbreak or escalation of hostilities or terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis, or any other occurrence of any nature whatsoever (including, without limitation, any material escalation of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of infectious disease or similar global health crisis on or after June 1, 2021), that, in that Underwriter’s judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in that Underwriter’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Statutory Prospectus, the Preliminary Prospectus or the Final Prospectus; (iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of that Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries (taken as a whole); (v) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of that Underwriter, acting in good faith, operates to prevent or materially restrict the distribution of the Shares or trading of the Shares or which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a material adverse effect on the market price or value of the Shares or a Material Adverse Effect, (vi) trading in the Shares or any securities of the Company has been suspended or materially limited or trading generally on the Nasdaq Global Select Market or the Toronto Stock Exchange has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of the Commission, the Canadian Commissions, FINRA, or any other governmental or regulatory authority; (vii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred (viii) any moratorium on commercial banking activities has been declared by Canadian or United States authorities; (ix) any inquiry, investigation or proceeding in relation to the Company or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of that Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect; (x) in the judgment of the Underwriter, there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Final Prospectus, any material adverse change or any change in material fact or any new material facts arise in respect of the Company and its subsidiaries that would reasonably be expected to have a material adverse effect on the market price or value of the Shares or a Material Adverse Effect; or (xi) the Company is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is false or becomes false in any material respect.

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(b)          If this Agreement is terminated pursuant to any of its provisions, the Company shall not be under any liability to any Underwriter, and no Underwriter shall be under any liability to the Company, except that (y) if this Agreement is terminated by any Underwriter because of any failure, refusal or inability on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, the Company will reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and disbursements of their counsel, subject to the limitation on reimbursable expenses in Section 4(b)) incurred by them in connection with the proposed purchase and sale of the Shares or in contemplation of performing their obligations hereunder and (z) no Underwriter who shall have failed or refused to purchase the Shares agreed to be purchased by it under this Agreement, without some reason sufficient hereunder to justify cancellation or termination of its obligations under this Agreement, shall be relieved of liability to the Company, or to the other Underwriters, for damages occasioned by its failure or refusal.

7.            Substitution of Underwriters. If any Underwriter shall default in its obligation to purchase on any Closing Date the Shares agreed to be purchased hereunder on such Closing Date, the Representatives shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase such Shares on the terms contained herein. If, however, the Representatives shall not have completed such arrangements within such 36-hour period, then the Company shall be entitled to a further period of 36 hours within which to procure another party or other parties satisfactory to the Underwriters to purchase such Shares on such terms. If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided above, the aggregate number of Shares which remains unpurchased on such Closing Date does not exceed one-tenth of the aggregate number of all the Shares that all the Underwriters are obligated to purchase on such date, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such date and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default. In any such case, either the Representatives or the Company shall have the right to postpone the applicable Closing Date for a period of not more than seven days in order to effect any necessary changes and arrangements (including any necessary amendments or supplements to the Registration Statement or Final Prospectus or any other documents), and the Company agrees to file promptly any amendments to the Registration Statement or the Final Prospectus which in the opinion of the Company and the Underwriters and their counsel may thereby be made necessary.

If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided above, the aggregate number of such Shares which remains unpurchased exceeds 10% of the aggregate number of all the Shares to be purchased at such date, then this Agreement, or, with respect to a Closing Date which occurs after the Firm Shares Closing Date, the obligations of the Underwriters to purchase and of the Company to sell the Option Shares to be purchased and sold on such date, shall terminate, without liability on the part of any non-defaulting Underwriter to the Company, and without liability on the part of the Company, except as provided in Sections 4(b), 5 and 6. The provisions of this Section 7 shall not in any way affect the liability of any defaulting Underwriter to the Company or the non-defaulting Underwriters arising out of such default. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section 7 with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

8.            Recognition of the U.S. Special Resolutions Regimes.

(a)          In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)          In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate (as defined below) of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

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(c)           For purposes of this Section 19.7 a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of: (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder; and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

9.            Miscellaneous. The respective agreements, representations, warranties, covenants, indemnities and contribution obligations of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or the Company or any of their respective officers, directors or controlling persons referred to in Section 5 hereof, and shall survive delivery of and payment for the Shares. In addition, the provisions of Sections 3(k), 4(b), 5 and 6 shall survive the termination or cancellation of this Agreement.

This Agreement has been and is made for the benefit of the Underwriters and the Company and their respective successors and assigns, and, to the extent expressed herein, for the benefit of persons controlling any of the Underwriters or the Company, and directors and officers of the Company, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term “successors and assigns” shall not include any purchaser of Shares from any Underwriter merely because of such purchase.

This Agreement represents the entire agreement between the Company and the Underwriters with respect to the preparation of the Final Prospectus, the conduct of the offering of the Shares, and the purchase and sale of the Shares, and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

All communications hereunder shall be in writing and effective only upon receipt, and if, sent to the Representatives, shall be delivered, mailed or sent to (i) c/o RBC Dominion Securities Inc., 21st Floor – 666 Burrard St., Vancouver, British Columbia V6C 2X8, Attention: Chad Sievewright, Director; and (ii) c/o J.P. Morgan Securities Canada Inc., Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, Ontario M5K 1E7, Attention: David Rawlings, Managing Director, with a copy (which shall not constitute notice to the Underwriters) to Blake, Cassels & Graydon LLP, 199 Bay St., Suite 4000, Toronto, ON M5L 1A9, Attention: Tim Andison, and with a copy (which shall not constitute notice to the Underwriters) to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, Attention: Christopher J. Cummings; if to the Company shall be delivered, mailed or sent to Westport Fuel Systems Inc., Suite 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, Attention: Richard Orazietti, Chief Financial Officer, with a copy (which shall not constitute notice to the Company) to Bennett Jones LLP, 4500 Bankers Hall East, 855 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Bruce Hibbard and with a copy (which shall not constitute notice to the Company) to Latham & Watkins LLP, 355 South Grand Avenue, Suite 100, Los Angeles, California 90071, Attention: Steven B. Stokdyk and Lewis Kneib.

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Unless otherwise indicated, all references herein to currency shall be to the lawful money of the United States.

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

Time shall be of the essence of this Agreement and, following any waiver or indulgence by any party, time shall again be of the essence of this Agreement.

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Company with respect to the subject matter hereof.

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

This Agreement may be signed in any number of counterparts, each of which when executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile, pdf or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Remainder of page intentionally left blank. Signature page follows.]

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Please confirm that the foregoing correctly sets forth the agreement among us.

Very truly yours,

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Richard Orazietti
Name: Richard Orazietti
Title: Chief Financial Officer

[Signature Page – Underwriting Agreement]

The foregoing agreement is hereby accepted and agreed to as of the date first written above:

RBC Dominion Securities Inc.

J.P. Morgan Securities Canada Inc.

Acting severally on behalf of themselves and as representatives of the several Underwriters named in Schedule I annexed hereto.

RBC DOMINION SECURITIES INC.		J.P. MORGAN Securities Canada Inc.

By:	/s/ Chad Sievewright	By:	/s/ David Rawlings
	Name: Chad Sievewright		Name: David Rawlings
	Title: Director		Title: Managing Director

[Signature Page – Underwriting Agreement]

SCHEDULE I

Underwriters

Name	Number of Firm Shares to Be Purchased
RBC Dominion Securities Inc.	7,280,000
J.P. Morgan Securities Canada Inc.	6,370,000
Oppenheimer & Co. Inc.	2,730,000
Craig-Hallum Capital Group LLC	1,820,000
Total	18,200,000

I-1

SCHEDULE II

Statutory Prospectus

U.S. Preliminary Prospectus

Term sheet dated June 2, 2021, substantially in the form of Schedule II-A

II-A

SCHEDULE II-A

Term Sheet

Westport Fuel Systems Inc.

Marketed Offering of Common Shares

June 2, 2021

Issuer:	Westport Fuel Systems Inc. (the “Company”).

Symbol/ Exchange:	“WPRT” / TSX; “WPRT” / Nasdaq.

Offering:	18,200,000 common shares (“Common Shares”).

Offering Price:	US$5.50 per Common Share (the “Offer Price”).

Over-Allotment Option:	The Company has granted to the underwriters an over-allotment option, exercisable, for a period of 30 days after the Closing Date, to purchase up to an additional 2,730,000 Common Shares under the Offering at the Offer Price.

Underwriting Basis:	Marketed underwritten public offering.

Eligibility	The Common Shares will be eligible for Canadian RRSPs, RRIFs, RESPs, TFSAs and RDSPs.

Joint Bookrunners:	RBC Capital Markets and J.P. Morgan.

Closing Date:	Expected to be on or about June 8, 2021.

A final base shelf prospectus dated March 16, 2021 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Please contact your RBC Capital Markets representative for more details. This communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of or an offer to buy any securities that may be described herein in any in any state or jurisdiction in which such offer to sell or solicitation would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company has filed a registration statement on Form F-10 (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at www.sec.gov or SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it by contacting your RBC Capital Markets sales representative, from: RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com.

II-A-1

SCHEDULE III

Issuer Free Writing Prospectuses

(See attached.)

III-1

EXHIBIT A
FORM OF LOCK-UP AGREEMENT

________ , 2021

RBC Dominion Securities Inc.

J.P. Morgan Securities Canada Inc.

As Representatives of the several Underwriters

c/o RBC Dominion Securities Inc.

21st Floor – 666 Burrard St.

Vancouver, British Columbia

Canada, V6C 2X8

c/o J.P. Morgan Securities Canada Inc.

383 Madison Avenue

New York New York

United States, 10179

Re:	Public Offering of Westport Fuel Systems Inc.

Ladies and Gentlemen:

The undersigned, a holder of common shares (“Common Shares”), or rights to acquire Common Shares, of Westport Fuel Systems Inc. (the “Company”) understands that you, as representatives (the “Representatives”) of the several underwriters (the “Underwriters”) named in Schedule I to the Underwriting Agreement (as defined below), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Public Offering”) by the Underwriters, of common shares in the capital of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees, subject to the following paragraph, for the benefit of the Company, you and the other Underwriters that, without the prior written consent of the Representatives on behalf of the Underwriters (which consent may be withheld in their sole discretion), the undersigned will not, during the period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of the Underwriting Agreement (the “Lock-up Period”), directly or indirectly: (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase (including without limitation any short sale), lend or otherwise transfer or dispose of, or submit to, or file with, the United States Securities and Exchange Commission a registration statement under the United States Securities Act of 1933, as amended, or the securities regulatory authorities in Canada a prospectus or a prospectus supplement relating to, any Securities or any securities convertible into or exercisable or exchangeable for Securities owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired; (2) enter into any swap, hedge or other similar arrangement or agreement that transfers, in whole or in part, any of the economic consequences or risks of ownership of all or any part of the Securities, or securities exchangeable or exercisable for or convertible into Securities currently or hereafter owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned regardless of whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Securities or such other securities, in cash or otherwise; (3) make any demand for or exercise any right or cause to be filed (i) a registration statement, including any amendments thereto, with the U.S. Securities and Exchange Commission or (ii) a Canadian prospectus under applicable Canadian securities laws with respect to the registration or qualification of any Securities or securities exchangeable or exercisable for or convertible into Securities or any other securities of the Company; or (4) publicly announce an intention to do any of the foregoing.

The foregoing restrictions shall not apply to: (1) the transfer of any or all of the Securities owned by the undersigned, either during his or her lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned, or to a trust with respect to which one or more of the undersigned or an immediate family member of the undersigned is the exclusive beneficiary, or as a distribution to the limited partners, members, shareholders or affiliates of the undersigned; provided, however, that in any such case, it shall be a condition to such transfer that (i) such transfer is not for value, (ii) the transferee executes and delivers to the Representatives an agreement stating that the transferee is receiving and holding the Securities subject to the provisions of this agreement (this “Letter Agreement”), and there shall be no further transfer of such Securities, except in accordance with this Letter Agreement and (iii) no public disclosure and no filing by any party to the transfer (donor, donee, transferor or transferee) under the Exchange Act and the applicable Canadian securities laws shall be required nor shall be voluntarily made reporting a reduction in beneficial ownership of the Securities in connection with such transfer or distribution prior to the expiration of the Lock-up Period (as the same may be extended pursuant to the terms hereof); (2) sales of up to 200,000 Common Shares by all signatories of this form of Letter Agreement and their respective affiliates, directly or indirectly, in aggregate, during the Lock-up Period; (3) sales under any existing 10b5-1 plan provided that no announcements shall be made by the Company in connection with such sales; and (4) transfers of Common Shares to the Company or sales of Common Shares issued on exercise of vested awards under the Company’s omnibus plan in full or partial satisfaction of applicable tax withholding obligations in connection with a scheduled vesting of restricted Common Shares previously granted to the undersigned.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

This Letter Agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

This Letter Agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of (i) the date that the Company advises the Representatives, in writing, prior to execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering, or the (ii) termination of the Underwriting Agreement prior to the closing of the Public Offering.

The undersigned, whether or not participating in the Public Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to the conflict of laws principles thereof.

[Remainder of page intentionally left blank. Signature page follows.]

Very truly yours,

[STOCKHOLDER]

By:
Name:
Title:

Exhibit A-1

[Form of Waiver of Lock-up]

[Letterheads of RBC Dominion Securities Inc. and J.P. Morgan Securities Canada Inc.]

Westport Fuel Systems Inc.

Public Offering of Common Shares

[●], 2021

[Name and Address of
Officer or Director
Requesting Waiver]

Dear Mr./Ms. [Name]:

This letter is being delivered to you in connection with the offering by Westport Fuel Systems Inc. (the “Company”) of [●] common shares in the capital of the Company (the “Common Shares”) and the lock-up agreement dated [●], 2021 (the “Lock-up Agreement”), executed by you in connection with such offering, and your request for a [waiver][release] dated [●], 2021, with respect to [●] Common Shares (the “Shares”).

RBC Dominion Securities Inc. and J.P. Morgan Securities Canada Inc. hereby agree to [waive][release] the transfer restrictions set forth in the Lock-up Agreement, but only with respect to the Shares, effective [●], 2021[date to be 3 business days from date of this letter]; provided, however, that such [waiver] [release] is conditioned on the Company announcing the impending [waiver] [release] by press release through a major news service at least two business days before effectiveness of such [waiver] [release]. This letter will serve as notice to the Company of the impending [waiver] [release]. This letter will serve as notice to the Company of the impending [waiver] [release].

Except as expressly [waived][released] hereby, the Lock-up Agreement shall remain in full force and effect.

Yours very truly,

RBC Dominion Securities Inc.

By:
Name:
Title:

J.P. Morgan Securities Canada Inc.

By:
Name:
Title:

cc: Company

A-1-1

Exhibit A-2

[Form of Lock Up Waiver/Release Company Press Release]

Westport Fuel Systems Inc.

[Date]

Westport Fuel Systems Inc. (the “Company”) announced today that RBC Dominion Securities Inc. and J.P. Morgan Securities Canada Inc., the co-lead managers and joint bookrunners in the Company’s recent public sale of [●] common shares in the capital of the Company, is [waiving][releasing] a lock-up restriction with respect to [●] common shares in the capital of the Company held by [certain officers, directors or insiders][an officer, director or insider] of the Company. The [waiver][release] will take effect on [●], 2021, and the related common shares may be sold on or after such date.

This press release is not an offer for sale of the securities in the United States or in any other jurisdiction where such offer is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

A-2-1

EXHIBIT B
FORM OF LATHAM & WATKINS, LLP OPINIONS

(See attached.)

B-1

[ ˜ ], 2021

RBC Dominion Securities Inc.

J.P. Morgan Securities Canada Inc.

c/o RBC Dominion Securities Inc.

21st Floor – 666 Burrard St.

Vancouver, British Columbia

Canada, V6C 2X8

c/o J.P. Morgan Securities Canada Inc.

Suite 4500, TD Bank Tower

66 Wellington Street West

Toronto, Ontario

Canada, M5K 1E7

As Representatives of the several Underwriters

Re: Westport Fuel Systems Inc.

Ladies and Gentlemen:

We have acted as special counsel to Westport Fuel Systems Inc., a corporation incorporated under the Business Corporations Act (Alberta) (the “Company”), in connection with the sale to you and the several underwriters for whom you are acting as representatives (the “Underwriters”) by the Company of [ ˜ ] common shares (the “Shares”) of the Company pursuant to the multijurisdictional disclosure system between the U.S. Securities and Exchange Commission (the “Commission”) and the provincial securities regulators in Canada. In the United States, the offering of the Shares will be made pursuant to a registration statement on Form F-10 under the Securities Act of 1933, as amended (the “Act”), filed with the Commission on March 4, 2021 (Registration No. 333-253892) (as so filed and as amended, the “Registration Statement”), a base prospectus dated March 16, 2021 included in the Registration Statement (the “Base Prospectus”), a preliminary prospectus supplement dated [ ˜ ], 2021, each document that the Company has identified as an “issuer free writing prospectus” (as defined in Rules 433 and 405 under the Act) and that is described on Exhibit A hereto (each, a “Specified IFWP”), a prospectus supplement dated [ ˜ ], 2021 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”), and an underwriting agreement dated [ ˜ ], 2021 (the “Underwriting Agreement”) between you, as representatives of the several Underwriters, and the Company. The reports and documents filed by the Company with the Commission and with the Canadian provincial regulatory authorities in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan and incorporated by reference in the Registration Statement and the Prospectus are herein called the “Incorporated Documents.” Unless stated otherwise, references herein to the Registration Statement or the Prospectus exclude the Incorporated Documents. This letter is being delivered to you pursuant to Section 3(g) of the Underwriting Agreement.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter, except where a specified fact confirmation procedure is stated to have been performed (in which case we have with your consent performed the stated procedure). We have examined, among other things, the following:

(a)	the Underwriting Agreement, the Registration Statement, the Specified IFWP, the Prospectus and the Incorporated Documents; and

(b)                  the agreements listed in Exhibit B hereto (the “Specified US Agreements”).

Except as otherwise stated herein, as to factual matters, we have, with your consent, relied upon the foregoing and upon oral and written statements and representations of officers and other representatives of the Company and others, including the representations and warranties of the Company in the Underwriting Agreement. We have not independently verified such factual matters.

In our examination, we have assumed the genuineness of all signatures, including any endorsements, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies and the authenticity of the originals of such copies.

We are opining as to the effect on the subject transaction only of (a) the federal laws of the United States and (b) the internal laws of the State of New York, and we express no opinion with respect to the applicability to the opinions expressed herein, or the effect thereon, of the laws of any other jurisdiction.

Except as otherwise stated herein, our opinions herein are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to registered public offerings of common stock. We express no opinion as to any state or federal laws or regulations applicable to the subject transactions because of the legal or regulatory status of any parties to the Underwriting Agreement or the legal or regulatory status of any of their affiliates. Various issues pertaining to Canadian laws and regulations are addressed in the opinion of Bennett Jones LLP, separately provided to you. We express no opinion with respect to those matters herein, and to the extent elements of those opinions are necessary to the conclusions expressed herein, we have, with your consent, assumed such elements.

Subject to the foregoing and the other matters set forth herein, as of the date hereof:

1.                  The execution and delivery of the Underwriting Agreement and the issuance and sale of the Shares by the Company to you pursuant to the Underwriting Agreement do not on the date hereof:

(i)               result in the breach of or a default under any of the Specified US Agreements;

(ii)               violate any federal or New York statute, rule or regulation applicable to the Company; or

(iii)               require any consents, approvals or authorizations to be obtained by the Company from, or any registrations, declarations or filings to be made by the Company with, any governmental authority under any federal or New York statute, rule or regulation applicable to the Company on or prior to the date hereof that have not been obtained or made.

2.                  The Registration Statement has become effective under the Act. With your consent, based solely on a review of a list of stop orders on the Commission’s website at http://www.sec.gov/litigation/stoporders.shtml at 9:00 a.m. New York City time on [ ˜ ], 2021, we confirm that no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings therefor have been initiated by the Commission.

3.                  The Registration Statement, as of its most recent effective date, and the Prospectus, as of the date of the Prospectus Supplement, each appeared on their face to be appropriately responsive in all material respects to the applicable form requirements for registration statements on Form F-10 under the Act and the rules and regulations of the Commission thereunder; it being understood, however, that we express no view with respect to Regulation S-T or the financial statements, schedules or other financial data included in, incorporated by reference in or omitted from the Registration Statement or the Prospectus. For purposes of this paragraph, we have assumed that the statements made in the Registration Statement and the Prospectus are correct and complete. We have also assumed that the Prospectus satisfies the rules and regulations of the Canadian provincial regulatory authorities in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Saskatchewan and Quebec regarding the form and method of preparation of disclosure documents, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission.

4.                  The Company is not, and immediately after giving effect to the sale of the Shares in accordance with the Underwriting Agreement and the application of the proceeds as described in the Prospectus under the caption “Use of Proceeds,” will not be, required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

We express no opinion or confirmation as to federal or state securities laws (except as expressly set forth in paragraphs 2, 3 and 4 as to federal securities laws), tax laws (except as set forth in our letter to you of even date with respect to certain tax matters), antitrust or trade regulation laws, insolvency or fraudulent transfer laws, antifraud laws, compliance with fiduciary duty requirements, pension or employee benefit laws, usury laws, environmental laws, margin regulations, laws and regulations relating to commodities trading, futures and swaps, Financial Industry Regulatory Authority, Inc. rules, National Futures Association rules, the rules of any stock exchange, clearing organization, designated contract market or other regulated entity for trading, processing, clearing or reporting transactions in securities, commodities, futures or swaps, or export control, anti-money laundering, and anti-terrorism laws, and laws governing foreign investment in the United States (without limiting other laws or rules excluded by customary practice).

Insofar as our opinions require interpretation of the Specified US Agreements, with your consent, (i) we have assumed that all courts of competent jurisdiction would enforce such agreements in accordance with their plain meaning, (ii)  we express no opinion with respect to a breach or default under any Specified US Agreement that would occur only upon the happening of a contingency and (iii) we express no opinion with respect to any matters which require the performance of a mathematical calculation or the making of a financial or accounting determination.

This letter is furnished only to you in your capacity as representatives of the several Underwriters in their capacity as underwriters under the Underwriting Agreement and is solely for the benefit of the Underwriters in connection with the transactions referenced in the first paragraph of this letter. This letter may not be relied upon by you or them for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose (including any person, firm or other entity that acquires Shares or any interest therein from you or the other Underwriters) without our prior written consent, which may be granted or withheld in our sole discretion.

Very truly yours,

DRAFT

EXHIBIT A

SPECIFIED ISSUER FREE WRITING PROSPECTUS

Issuer Free Writing Prospectus dated [ ˜ ], 2021 filed by Westport Fuel Systems Inc. with the Commission.

EXHIBIT B

SPECIFIED US AGREEMENTS

Second Amended and Restated Joint Venture Agreement, dated as of February 19, 2012, by and among Cummins Inc., Westport Innovations Inc. and Cummins Westport Inc.

Investment Agreement, dated as of January 11, 2016, by and between Westport Innovations Inc. and Pangea Two Management, LP., as amended by the Amending Agreement, dated March 6, 2016 and the Amending Agreement, dated July 23, 2020.

Amended and Restated Convertible Promissory Note, dated as of January 21, 2021, issued by Westport Fuel Systems Inc. to Pangaea Two Acquisition Holdings XIV, LLC

Amended and Restated Convertible Promissory Note, dated as of January 21, 2021, issued by Westport Fuel Systems Inc. to Pangaea Two Acquisition Holdings Parallel XIV, LLC

Settlement Agreement, dated as of September 6, 2019, by and among Westport Fuel Systems Inc., Pangaea Two Management, LP, Pangaea Two Acquisition Holdings XIV, LLC, Pangaea Two Acquisition Holdings Parallel XIV, LLC and Peter Yu.

[ ˜ ], 2021

RBC Dominion Securities Inc.

J.P. Morgan Securities Canada Inc.

c/o RBC Dominion Securities Inc.

21st Floor – 666 Burrard St.

Vancouver, British Columbia

Canada, V6C 2X8

c/o J.P. Morgan Securities Canada Inc.

Suite 4500, TD Bank Tower

66 Wellington Street West

Toronto, Ontario

Canada, M5K 1E7

As Representatives of the several Underwriters

Re: Westport Fuel Systems Inc.

Ladies and Gentlemen:

We have acted as special counsel to Westport Fuel Systems Inc., a corporation incorporated under the Business Corporations Act (Alberta) (the “Company”), in connection with the sale to you and the several underwriters for whom you are acting as representatives (the “Underwriters”) by the Company of [ ˜ ] common shares (the “Shares”) of the Company pursuant to the multijurisdictional disclosure system between the U.S. Securities and Exchange Commission (the “Commission”) and the provincial securities regulators in Canada. In the United States, the offering of the Shares will be made pursuant to a registration statement on Form F-10 under the Securities Act of 1933, as amended (the “Act”), filed with the Commission on March 4, 2021 (Registration No. 333-253892) (as so filed and as amended, the “Registration Statement”), a base prospectus dated March 16, 2021 included in the Registration Statement (the “Base Prospectus”), a preliminary prospectus supplement dated [ ˜ ], 2021 (the “Preliminary Prospectus Supplement” and, together with the Base Prospectus, the “Preliminary Prospectus”), each document that the Company has identified as an “issuer free writing prospectus” (as defined in Rules 433 and 405 under the Act) and that is described on Exhibit A hereto (each, a “Specified IFWP”), a prospectus supplement dated [ ˜ ], 2021 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”), and an underwriting agreement dated [ ˜ ], 2021 (the “Underwriting Agreement”) between you, as representatives of the several Underwriters, and the Company. The reports and documents filed by the Company with the Commission and with the Canadian provincial regulatory authorities in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan and incorporated by reference in the Registration Statement, the Preliminary Prospectus or the Prospectus are herein called the “Incorporated Documents.” Unless stated otherwise, references herein to the Registration Statement, the Preliminary Prospectus or the Prospectus exclude the Incorporated Documents. This letter is being delivered to you pursuant to Section 3(g) of the Underwriting Agreement.

The primary purpose of our professional engagement was not to establish or confirm factual matters or financial or quantitative information. Therefore, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in, or incorporated by reference in, the Registration Statement, the Preliminary Prospectus, any Specified IFWP, the Prospectus or the Incorporated Documents (except to the extent expressly set forth in our letter to you of even date with respect to certain tax matters) and have not made an independent check or verification thereof (except as aforesaid). However, in the course of acting as special counsel to the Company in connection with the preparation by the Company of the Registration Statement, the Preliminary Prospectus, each Specified IFWP, and the Prospectus, we reviewed the Registration Statement, the Preliminary Prospectus, each Specified IFWP, the Prospectus and the Incorporated Documents and participated in conferences and telephone conversations with officers and other representatives of the Company, counsel for the Company, the independent public accountants for the Company, your representatives and your counsel, during which conferences and conversations the contents of the Registration Statement, the Preliminary Prospectus, each Specified IFWP, and the Prospectus (and portions of certain of the Incorporated Documents) and related matters were discussed. We also reviewed and relied upon certain corporate records and documents, letters from counsel and accountants and oral and written statements of officers and other representatives of the Company and others as to the existence and consequence of certain factual and other matters.

Based on our participation, review and reliance as described above, we advise you that no facts came to our attention that caused us to believe that:

●	the Registration Statement, as of [ ˜ ], 2021 (together with the Incorporated Documents at that date), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

●	the Preliminary Prospectus, as of [ ˜ ] p.m. New York City Time on [ ˜ ], 2021 (together with the Incorporated Documents at that time and the Specified IFWP)contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

●	the Prospectus, as of its date or as of the date hereof (together with the Incorporated Documents at those dates), contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

it being understood that we express no belief with respect to the financial statements, schedules or other financial data included in, incorporated by reference in or omitted from, the Registration Statement, the Preliminary Prospectus, each Specified IFWP, the Prospectus or the Incorporated Documents.

This letter is furnished only to you in your capacity as representatives of the several Underwriters in their capacity as underwriters under the Underwriting Agreement and is solely for the benefit of the Underwriters in connection with the transactions referenced in the first paragraph of this letter. This letter may not be relied upon by you or them for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose (including any person, firm or other entity that acquires Shares or any interest therein from you or the other Underwriters) without our prior written consent, which may be granted or withheld in our sole discretion.

Very truly yours,

DRAFT

[ ˜ ], 2021

RBC Dominion Securities Inc.

J.P. Morgan Securities Canada Inc.

c/o RBC Dominion Securities Inc.

21st Floor – 666 Burrard St.

Vancouver, British Columbia

Canada, V6C 2X8

c/o J.P. Morgan Securities Canada Inc.

Suite 4500, TD Bank Tower

66 Wellington Street West

Toronto, Ontario

Canada, M5K 1E7

As Representatives of the several Underwriters

Re: Westport Fuel Systems Inc.

Ladies and Gentlemen:

We have acted as special tax counsel to Westport Fuel Systems Inc., a corporation incorporated under the Business Corporations Act (Alberta) (the “Company”), in connection with the sale to you and the several underwriters for whom you are acting as representatives (the “Underwriters”) by the Company of [ ˜ ] common shares (the “Shares”) of the Company pursuant to the multijurisdictional disclosure system between the U.S. Securities and Exchange Commission (the “Commission”) and the provincial securities regulators in Canada. In the United States, the offering of the Shares will be made pursuant to a registration statement on Form F-10 under the Securities Act of 1933, as amended (the “Act”), filed with the Commission on March 4, 2021 (Registration No. 333-253892) (as so filed and as amended, the “Registration Statement”), a base prospectus dated March 16, 2021 included in the Registration Statement (the “Base Prospectus”), a preliminary prospectus supplement dated [ ˜ ], 2021, each document that the Company has identified as an “issuer free writing prospectus” (as defined in Rules 433 and 405 under the Act) and that is described on Exhibit A hereto (each, a “Specified IFWP”), a prospectus supplement dated [ ˜ ], 2021 (together with the Base Prospectus, the “Prospectus”), and an underwriting agreement dated [ ˜ ], 2021 (the “Underwriting Agreement”) between you, as representatives of the several Underwriters, and the Company.

The reports and documents filed by the Company with the Commission and with the Canadian provincial regulatory authorities in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Saskatchewan and incorporated by reference in the Registration Statement and the Prospectus are herein called the “Incorporated Documents.” Unless stated otherwise, references herein to the Registration Statement or the Prospectus exclude the Incorporated Documents. This letter is being delivered to you pursuant to Section 3(g) of the Underwriting Agreement.

The facts, as we understand them, and upon which with your permission we rely in rendering the opinion herewith, are set forth in the Registration Statement and the Prospectus. Based on such facts and subject to the qualifications, assumptions and limitations set forth herein and in the Registration Statement and the Prospectus, we hereby confirm that the statements in the Registration Statement and the Prospectus under the caption “Material U.S. Federal Income Tax Considerations for U.S. Holders,” insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

No opinion is expressed as to any matter not discussed herein.

We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any local agencies within any state.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters. Our opinion is not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not affect the conclusions stated in this opinion. Any variation or difference in the facts from those set forth in the Prospectus or any other documents upon which we have relied as described above may affect the conclusions stated herein.

This letter is furnished only to you in your capacity as representatives of the several Underwriters in their capacity as underwriters under the Underwriting Agreement and is solely for the benefit of the Underwriters in connection with the transactions referenced in the first paragraph of this letter. This letter may not be relied upon by you or them for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose (including any person, firm or other entity that acquires Shares or any interest therein from you or the other Underwriters) without our prior written consent, which may be granted or withheld in our sole discretion.

Very truly yours,

DRAFT

EXHIBIT A

SPECIFIED ISSUER FREE WRITING PROSPECTUS

Issuer Free Writing Prospectus dated [ ˜ ], 2021 filed by Westport Fuel Systems Inc. with the Commission.

EXHIBIT C
Contents of Bennett Jones LLP Opinion

1.	The Company is a corporation valid and subsisting under the Business Corporations Act (Alberta) and has all requisite corporate power and capacity to conduct its business as described in the Canadian Final Prospectus.

2.	Westport Power Inc. is a corporation valid and subsisting under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to conduct its business.

3.	All necessary corporate action has been taken by the Company to authorize: (i) the execution and delivery of the Canadian Final Base Prospectus and the filing of the Canadian Final Base Prospectus and the Canadian Final Prospectus Supplement with the Canadian Commissions; and (ii) the filing of the U.S. Base Prospectus and U.S. Final Prospectus with the United States Securities and Exchange Commission and the delivery of the U.S. Final Prospectus.

4.	The Company has the corporate power to enter into and deliver the underwriting agreement among the Company and the Representatives (the “Underwriting Agreement”) and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Underwriting Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by applicable British Columbia law, delivered by the Company, and such agreement is a legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms under applicable British Columbia law.

5.	The execution and delivery by the Company of, and the performance by the Company of its obligations under the Underwriting Agreement and the issuance of the Shares in accordance with the provisions of the Underwriting Agreement, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Company; (ii) the laws of general application, including applicable Canadian Securities Laws, of the Province of British Columbia and the laws of general application of Canada applicable therein applicable to the sale of the Shares; or (iii) any of the agreements or instruments described in Schedule A hereto.

6.	The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series with no par value.

7.	The attributes and characteristics of the Shares conform in all material respects with the descriptions thereof contained under the heading “Description of Common Shares” in the Canadian Final Base Prospectus.

8.	The Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Underwriting Agreement, once the Company has received delivery of payment of the purchase price therefor, the Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company.

9.	No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Shares, other than: (i) as have been obtained or made under Canadian Securities Laws; and (ii) the approval of the TSX to the listing of the Shares.

10.	The Common Shares are listed and posted for trading on the TSX and the TSX has conditionally approved the listing and posting for trading of 20,930,000 Shares, subject to the Company fulfilling all of the requirements of such exchange.

11.	Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Common Shares.

12.	Each of the Canadian Final Base Prospectus and the Canadian Final Prospectus Supplement (other than the financial statements, financial schedules and other financial or statistical data included in the Canadian Final Base Prospectus and the Canadian Final Prospectus Supplement, as to which we express no opinion) appears on its face, in respect of the Canadian Final Base Prospectus, at the time the final receipts were issued therefor, and in respect of the Canadian Final Prospectus Supplement, at the time it was filed, to have complied as to form in all material respects with the requirements of Canadian Securities Laws.

13.	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company as required under Canadian Securities Laws to qualify the distribution of the Shares to the public in each of the Qualifying Jurisdictions through the Representatives.

14.	As of the date hereof, the statements under the caption “Enforceability of Civil Liabilities” in the Canadian Final Base Prospectus, insofar as such statements constitute summaries of legal matters, legal proceedings, laws or regulations (or the interpretation or administration of laws or regulations by any relevant government authorities) are accurate in all material respects.

15.	As of the date hereof, the statements under the caption “Certain Canadian Federal Income Tax Considerations” in the Canadian Final Prospectus Supplement are an accurate summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires beneficial ownership of Shares, subject to the assumptions, limitations, conditions, qualifications and restrictions set out therein.

16.	Subject to the qualifications, assumptions, limitations and understandings set out therein, the statements under the heading “Eligibility for Investment” in the Canadian Final Prospectus Supplement accurately summarize the matters described therein. .

17.	In connection with the issuance of Shares, the Company has authorized the appointment of CT Corporation System as its agent for service of process.

18.	The option to subscribe for Option Shares in Section 1(b) of this Agreement has been duly granted by the Company.

19.	If certificates are issued on the Closing Date, such counsel’s opinion shall include an opinion to the effect that the form of the certificate representing the Shares comply with the provisions of the Business Corporations Act (Alberta) and the articles and by-laws of the Company and have been authorized and approved by the Company.

20.	The Company is a reporting issuer (or the equivalent) under Canadian Securities Laws of the Qualifying Jurisdictions, and is not included on a list of defaulting reporting issuers maintained by the securities regulators in each Qualifying Jurisdiction.

SCHEDULE A TO EXHIBIT C

1.	Secured term loan agreement dated as of December 20, 2017, between Westport Fuel Systems Inc. and Export Development Canada providing for a $20 million secured term loan maturing on December 31, 2021.

2.	Amended and restated investment agreement dated as of March 6, 2016, between Westport Innovations Inc. and Pangaea Two Management, LP with respect to the funding provided by Cartesian Capital Group.

3.	Second amended and restated joint venture agreement dated as of February 19, 2012, between Cummins Inc., Westport Innovations Inc. and Cummins Westport Inc. providing for the CWI joint venture.

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